UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

MEDIVATION, INC.

(Name of Subject Company)

MEDIVATION, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

58501N101

(CUSIP Number of Class of Securities)

Andrew Powell

General Counsel and Corporate Secretary

Medivation, Inc.

525 Market Street, 36th Floor

San Francisco, California 94105

(415) 543-3470

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Jamie K. Leigh Kenneth L. Guernsey Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Daniel A. Neff Mark Gordon Gregory E. Ostling Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Medivation, Inc., a Delaware corporation (“Medivation”), with the Securities and Exchange Commission on August 30, 2016 (the “Schedule 14D-9”), relating to the offer by Montreal, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Parent”, or “Pfizer”), to purchase all of the outstanding shares of Medivation’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $81.50 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 30, 2016, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended as follows:

The table under the heading “Early Payment of Performance Bonuses” on page 9 of the Schedule 14D-9 is hereby amended by deleting the numbers under the “Performance Bonus Payment” column across from the names of Jennifer Jarrett and Marion McCourt and replacing them with “152,903” and “291,577”, respectively.

The table under the heading “Golden Parachute Compensation Table” on page 11 of the Schedule 14D-9 is hereby amended by deleting the numbers under the columns “Other” and “Total” across from the name of Jennifer Jarrett and replacing them with “152,903” and “13,751,520”, respectively.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by deleting the words “On April 1, 2016” from the sixth paragraph under the heading “Background of Offer and Merger” on page 16 of the Schedule 14D-9 and replacing them with the words “On April 3, 2016”.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the sentence under the heading “Legal Proceedings” on page 50 of the Schedule 14D-9 and replacing it with the following paragraph:

“On September 7, 2016, a complaint captioned Klein v. Medivation, Inc., et al., Case No. 3:16-cv-05154, was filed in the United States District Court for the Northern District of California against Medivation and each member of Medivation’s board of directors. The action was brought by David Klein, who claims to be a stockholder of Medivation, on his own behalf, and seeks certification as a class action on behalf of all of Medivation’s stockholders. The complaint alleges, among other things, that the process leading up to the proposed acquisition was inadequate and that this Schedule 14D-9 omits certain material information, which the complaint alleges renders the information disclosed materially misleading. The complaint seeks to enjoin the proposed transaction, or in the event the proposed transaction is consummated, to recover money damages.”

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the second and third sentences of the second paragraph under the heading “Antitrust Compliance” on page 50 of the Schedule 14D-9 and replacing them with the following sentences:

“On September 7, 2016, each of Parent and Medivation filed its respective Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer. Accordingly, the 15 calendar day waiting period is set to expire in the ordinary course at 11:59 p.m., Eastern Time on September 22, 2016.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDIVATION, INC.

By:	/s/ Andrew Powell
Name:	Andrew Powell
Title:	General Counsel and Corporate Secretary

Dated: September 8, 2016